

March 31, 2011

<u>Via Facsimile</u>
Phaneesh Murthy
Chief Executive Officer
iGATE Corporation
6528 Kaiser Drive
Fremont, CA 94555

> **Re:** **iGATE Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 24, 2011**
> **File No. 000-21755**

Dear Mr. Murthy:

We have reviewed your filing and have the following comments. Please note that we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposal No. 2 – Approve the Removal of the Conversion Cap Limitation with Respect to the Conversion of Our 8% Series B Convertible Participating Preferred Stock at the Option of the Holders Into Shares of Our Common Stock, page 16</u>

<u>General</u>

1.   To facilitate an understanding of the impact of the removal of the conversion cap limitation on the Series B convertible preferred, please consider revising your disclosure to clarify in tabular format the number of shares of common stock and Series B preferred held currently by Viscaria Limited, as well as the number of shares in both categories held by Viscaria giving effect to the removal of the conversion cap. You may wish to include explanatory text to the extent necessary to ensure that the disclosure is clearly and readily understood.

Proposal No. 3 - Approve the Amendment and Restatement of Our Second Amended and Restated Articles of Incorporation, page 26

General

2.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and financing transactions. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the newly available authorized shares of common stock.

3.   We note that in addition to seeking to increase your authorized shares of common stock you are also seeking to increase the maximum number of directors that may serve on your board from nine to fourteen. It appears that you should present each of these charter document changes as a separate item to be voted upon, with corresponding changes to the form of proxy card, and explain your reasons for approving each separate proposal. Please advise or revise your filing accordingly. See Rule 14a-4(a).

4.   With regards to the increase in the number of directors that may serve, you state that as there are currently nine directors on your board, the amendment will provide the "flexibility to increase the size of the Board in the event that this is determined to be in the best interests of the Company," but you don't explain why that would be in the best interest of the company and how this increase would affect shareholders. Please revise accordingly.

5.   You state that you are amending and restating the articles of incorporation to, among other things, make "certain other administrative and conforming changes." To the extent material, please discuss in greater detail the administrative and conforming changes you intend to make. Further, consider providing as an annex to the proxy statement a marked version comparing your existing articles with your proposed amended and restated articles.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or, in his absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel